FRESH MEXICAN GRILL

2003 Annual Report

Carnitas Street Taco[sm]


BAJA GRILL® BURRITO




FLAVOR


HEALTHMEX® SALAD


Rubio's
FRESH MEXICAN GRILL

To Our Stockholders

We can best describe the year 2003 at Rubio's by looking at each half of the year separately. The first half presented challenges to us in terms of market conditions, unfavorable weather patterns, deployment of Southern California military personnel and the war in Iraq, higher worker's compensation costs due to a couple of large claims, and asset impairment charges. Consequently, our first half of the year financial performance was disappointing.

The second half of the year, however, illustrated just how nimble and productive we can be. With an emphasis on continuous improvement in all aspects of our business, we posted our eighth and ninth straight quarters of positive comp sales. We also posted the best ever fourth quarter earnings per share since the company went public in 1999.

We have a number of highlights worth sharing. Our executive team improved with the additions of John Fuller and Tim Hackbardt, our new Chief Financial Officer and Vice President of Marketing, respectively. Both are industry and category veterans. We continued to create and introduce new and distinctive products that people crave, including "street tacos," made with slow-roasted carnitas (pork) or carne asada (steak). A variety of bowls were featured for a limited time. We celebrated our heritage in Mexican seafood with two promotions of our world famous fish tacos, plus we brought back crispy shrimp tacos and burritos as a limited time offer. Today, we continue to research new seafood ideas and products to join our signature lobster, shrimp, and chargrilled Mahi-Mahi burritos and tacos. Together with our marinated, chargrilled white meat chicken and carne asada, new carnitas, HealthMex® offerings including salads, tacos and burritos, plus our freshly prepared salsas, Rubio's delivers a wide variety of high quality preparation and presentation choices for our guests.

In 2003, we opened seven of our "new concept" Rubio's, bringing the total of these units to 12. Our expansion has been carefully planned and focused in our existing core markets, recognizing the opportunity to continue to expand our brand presence and build critical mass in major markets where we have been the most successful. In addition, we continue to test how best to upgrade and modernize our existing locations. During the second half of 2003, we lowered product and labor costs, and we increased operating efficiencies. All of this was done without sacrificing food quality or guest service. The results to-date measured by external assessments of product quality, taste, variety, and service, indicate our focus on continuous improvement is working.

We believe that by controlling costs, increasing operating efficiencies, improving guest service, and providing great tasting, high quality, healthful, fresh Mexican food to more and more people, our financial performance will improve. We are striving to increase our average unit volumes and our margins. We will continue to strengthen our executive management team, and we will constantly recruit and promote the best restaurant General Managers available. In addition, we will always seek to create the most "craveable" new products and tell the Rubio's story with strong marketing programs that repeatedly drive guests in the door. We believe the end result of these collective efforts will be an improved economic model, a more successful Rubio's brand, and a stronger base upon which to grow in the future.

We look forward to your being with us as we grow.

Ralph Rubio
Chairman and CEO

Sheri Miksa
President and COO

As of March 15, 2004, we own and operate 145 high-quality, quick-casual Mexican restaurants, four concessions, and five franchised restaurants that offer traditional Mexican cuisine including grilled chicken, steak and fresh seafood items such as burritos, tacos and quesadillas indicative of the Baja region of Mexico. We were incorporated in California in 1985 and re-incorporated in Delaware in October 1997. We have a wholly-owned subsidiary, Rubio's Restaurants of Nevada, Inc., which was incorporated in Nevada in 1997. Our restaurants are located in California, Arizona, Nevada, Colorado, Oregon and Utah. As of March 15, 2004, we had approximately 2,900 employees.

RUBIO'S FRESH MEXICAN GRILL CONCEPT

The Rubio's Fresh Mexican Grill concept evolved from the original "Rubio's, Home of the Fish Taco" concept, which our co-founder Ralph Rubio first developed following his college spring break trips to the Baja peninsula of Mexico in the mid-1970s. Ralph introduced fish tacos to America when he opened the first Rubio's restaurant with his father, Rafael, over 21 years ago in the Mission Bay area of San Diego, California. Building on the success of our original "fish taco" concept, over the years, we expanded our menu offerings and upgraded our restaurant layout to appeal to a broader customer base, changing the name of the concept to "Rubio's Baja Grill" in 1997 to reflect these improvements. In 2002, Rubio's continued to evolve the concept and menu, completing the transformation from the original "fish taco" concept to a "Fresh Mexican Grill" concept featuring grilled chicken, steak and seafood items, as well as our original, world-famous Baja-style fish taco. We believe the "Rubio's Fresh Mexican Grill" concept is well positioned in the "quick-casual" segment of the restaurant industry, between the quick-service and casual dining segments. The critical elements of our market positioning are as follows:

- ***FRESHLY PREPARED HIGH QUALITY FOOD WITH BOLD, DISTINCTIVE TASTES AND FLAVORS.*** We differentiate ourselves from other quick-casual and fast food Mexican restaurants by offering high-quality flavorful products made-to-order using authentic regional Baja Mexican recipes. We have experienced a high degree of success to-date developing distinctive and flavorful offerings that generate strong customer loyalty and are often described as "craveable". Our signature items include our Baja-style fish tacos, lobster burritos, Baja Grill Burritos with grilled chicken or steak, and our new authentic Street Tacos. Rubio's also has a number of burritos, tacos, quesadillas and enchiladas prepared in a variety of ways featuring grilled, marinated chicken, steak, pork, shrimp and mahi mahi. In addition, we also serve salads and a Grilled Grande Bowl. Our menu also includes HealthMex™ offerings which are lower in fat and calories or carbohydrates, and "Kid Pesky" meals designed for children. Our salsas, guacamole and chips are prepared fresh daily in our restaurants. Guests can further enhance their meal at the complimentary salsa bar, featuring a wide variety of freshly prepared salsas. Our menu is served at both lunch and dinner.

- ***CASUAL, FUN DINING EXPERIENCE.*** We strive to promote an enjoyable overall guest experience by creating a fun and relaxed setting in each of our restaurants. Unlike the generic decor of a typical quick casual or fast food restaurant, our restaurants are designed to create an authentic personality capturing the relaxed, atmosphere of the Baja region of Mexico. Our design elements include colorful Mexican tiles, saltwater aquariums with tropical fish, Baja beach photos and tropical prints, surfboards on the walls and authentic palm-thatched patio umbrellas, or palapas, in most locations. As such, our concept has broad appeal to a wide range of guests.

- ***EXCELLENT DINING VALUE.*** Our restaurants offer guests high-quality food typically associated with sit-down, casual dining restaurants at prices generally lower than those found there. In addition to favorable prices, we offer the convenience and rapid delivery of a traditional quick-casual or quick-service format. We provide guests a clean and comfortable environment in which to enjoy their meal on site. We also offer guests the convenience of take-out service for both individual meals and large party orders. We believe the strong value we deliver to our guests is critical to building strong repeat business and guest loyalty.

OUR BUSINESS STRATEGIES

Our business objective is to become the leading high-quality, quick-casual Mexican restaurant brand. In order to achieve our business objective, we have developed the following strategies:

- ***CREATE A DISTINCTIVE CONCEPT AND BRAND.*** Our restaurants provide guests with a distinctive dining experience, which we believe helps promote frequent visiting patterns and strong guest loyalty. We continue to focus on several key initiatives designed to enhance the performance of our existing restaurants and strengthen our brand identity. These initiatives include developing unique, distinctive and proprietary menu offerings with bold, intense flavors such as our world-famous Baja-style fish taco, the lobster burrito and the "Grilled Grande Bowl," a flavorful combination of chargrilled steak or chicken served over rice and beans with fresh tomatoes, onions and cilantro. We focus on promoting the awareness of our brand through regional and local media campaigns.

• ***ACHIEVE ATTRACTIVE RESTAURANT-LEVEL ECONOMICS.*** We believe that we have been able to achieve attractive operating results in our core markets due to the appeal of our concept, careful site selection and cost-effective development, consistent application of our management and training programs and a focus on continuous improvement of our economic model. We utilize centralized information and accounting systems, which allow our management to monitor and control labor, food and other direct operating expenses and provide them with timely access to financial and operating data. We believe we achieve a lower-than-average product cost compared to our competitors, due to the popularity of our highly valued seafood items versus higher cost items such as chicken and steak. As we continue to expand and optimize our menu and our product mix shifts away from primarily seafood, we will continue to focus on creating high crave, high margin items. We also believe that our culture and emphasis on training leads to lower employee turnover ratio, and therefore higher productivity, compared to industry averages.

• ***FOCUS ON BUILDING SALES AT EXISTING RESTAURANTS.*** We have conducted marketing research to understand our markets, guests and competition in order to continually refine our product offerings and marketing tactics. Due to our expansion that began in 1999, Rubio's is one of the few Mexican concepts that has reached a critical mass large enough to ensure consistent marketing. Rubio's is one of the few Mexican concepts in the quick casual category that has been consistently advertising using regional electronic media. In 2004, Rubio's electronic media execution will now support the majority of its locations. As has been the case for sometime, we will continue to drive periodic promotions and features to increase traffic in our existing restaurants.

• ***ENSURE HIGH-QUALITY GUEST EXPERIENCE.*** We strive to provide a consistent, high-quality guest experience in order to generate frequent visiting patterns and brand loyalty. To achieve this goal, we focus on creating a fun, team-like culture for our restaurant employees, which we believe fosters a friendly and inviting atmosphere for our guests. Through extensive training, experienced restaurant-level management and rigorous operational controls, we seek to ensure prompt, friendly and efficient service to our guests. Our commitment to making each guest's experience a consistently positive one is evidenced by Rubio's list of "House Rules", which is prominently displayed in each restaurant and defines the high level of quality and service our guests can expect from us. In addition, we utilize a "mystery shopping" service to continually monitor our progress in delivering a great guest experience. We also purchase external research that indicates our guest experience is continuing to improve versus our competitors, and on many attributes, guest perception of Rubio's exceeds those of the competition.

• ***EXECUTE DISCIPLINED EXPANSION.*** We believe that our restaurant concept has significant opportunities for expansion and that a growth strategy balancing company-owned unit growth with franchise unit growth will allow us to grow the brand in a high quality manner. Our current expansion plan calls for us to open five to eight company-owned restaurants in fiscal 2004. Through our site selection process and criteria developed by our real estate committee, we principally target high-traffic, high-visibility end-cap locations in urban and suburban markets with medium to high family income levels.

UNIT ECONOMICS

In 2003, the 134 units open the entire year generated on a per unit basis average sales of $908,000, average operating income of $83,000, or 9.2% of sales, and average cash flow of $119,000, or 13.1% of sales. Comparable restaurant sales increased 1.8% in 2003 following an increase of 1.6% in 2002 and a decrease of 0.3% in 2001.

We currently have 116 units open in California. For fiscal 2003, 108 of these units have over 15 months of operating results. During 2003, the 108 units open in California for more than 15 months generated average sales of $947,000, average operating income of $96,000, or 10.2% of sales, and average cash flow of $133,000, or 14.1% of sales.

We currently have 27 units open outside of California. For the year ended December 28, 2003, 26 of these units have over 15 months of operating results. In 2003, the 26 units open outside of California for more than 15 months generated average sales of $748,000, average operating income of $29,000, or 3.9% of sales, and average cash flow of $58,000 or 7.8% of sales. Based on a plan approved in 2001, we closed one under performing unit during 2003, located outside of California.

These results are not necessarily indicative of the results we will obtain in connection with the other units currently open, or those we may open in the future.

We currently lease all of our restaurant locations with the exception of one owned building. We plan to continue to lease substantially all of our future restaurant locations in order to minimize the cash investment associated with each unit.

Historically, our restaurant size has ranged from 1,800 to 3,300 square feet, excluding our smaller, food court locations. We expect the size of our future sites to range from 2,300 to 2,800 square feet. We intend to continue to develop restaurants that will require, on average, a total cash investment of approximately $475,000 to $525,000, excluding estimated pre-opening expenses between $20,000 to $30,000 per unit.

MENU

Our menu features made-to-order burritos, soft-shell tacos and quesadillas made with marinated, chargrilled chicken breast and lean steak, as well as seafood indicative of the Baja region of Mexico, such as chargrilled mahi mahi, sautéed shrimp and our signature Baja-style fish taco. Side items including our chips, beans and rice are all made fresh daily in our restaurants. Other ingredients, such as our fresh, handmade guacamole, shredded natural cheeses and our zesty chipotle sauce, also contribute to our quality image and distinctive flavor profiles. We also offer a self-serve salsa bar where guests can choose from four different salsas made fresh every day at each restaurant. Our prices range from $1.89 for a Baja-style fish taco to $6.99 for a lobster combo, which includes a lobster burrito, fish taco, chips and beans. Most units also offer a selection of imported Mexican and domestic beers, as well as margaritas served either blended or on the rocks.

To provide added variety, from time to time we introduce limited time offerings such as our grilled fajitas, crispy shrimp taco and grilled chicken enchiladas. Some of these items have been permanently added to the menu, such as the lobster burrito.

All of our units include a HealthMex® section on their menu and Kid Pesky meals designed for children. Our HealthMex items are designed to have less than 20% of their calories from fat or are lower in carbohydrates, and include a chargrilled mahi mahi taco or a chargrilled chicken burrito served in a whole wheat tortilla.

The Kid Pesky meals consist of a choice of chicken taquitos, fish taco, quesadilla or a bean burrito, along with a side dish, drink, churro dessert and toy surprise.

DECOR AND ATMOSPHERE

We believe that the decor and atmosphere of our restaurants is a critical factor in our guests' overall dining experience. We strive to create the relaxed, casual environment that is reminiscent of the Baja region of Mexico. Our design elements include colorful Mexican tiles, saltwater aquariums with tropical fish, Baja beach photos and tropical prints, surfboards on the walls and authentic palm-thatched patio umbrellas, or palapas, in most existing locations. We believe the decor and atmosphere of our restaurants appeal to a broad variety of consumers, including families. Our new prototype design helps create a total experience for the guest through design, decor, uniforms and service.

MARKETING

We use radio broadcast advertising as a marketing tool to increase our brand awareness, attract new guests and build guest loyalty to drive frequency. Our advertising is designed to portray ourselves as a high-quality, quick-casual Mexican food restaurant and to promote special offers or introduce flavorful new products to increase sales and transactions. Examples of these offers include limited-time-only product introductions, such as our grilled chicken and steak fajitas, as well as occasional price promotions, such as our annual "Great Catch" 99-cent fish taco special. Media used for these promotions include radio, coupons and in-restaurant merchandising materials. We believe word-of-mouth advertising is also a key component in attracting new guests.

As part of our expansion strategy, we select target markets which we believe will support multiple units and the efficient use of broadcast advertising. We often utilize local public relations initiatives to help establish brand awareness for new restaurants as we build toward media efficiency. In 2003 we spent approximately $5.3 million on marketing. We expect our marketing expenditures to increase as we add new restaurants and focus on building awareness to drive new guests in and increase our frequency of existing guest visits to drive sales.

TRADEMARKS AND SERVICE MARKS

We have maintained registrations for a total of two trademarks and nine service marks including, but not limited to, "Rubio's," "Rubio's Baja Grill, Home of the Fish Taco," "Home of the Fish Taco," "HealthMex," "Fish (Pesky) Caricature," "Baja Grill," "Best of Baja," and "True Baja" with the United States Patents and Trademark Office. In addition, we have filed applications for "Rubio's Fresh Mexican Grill," "Rubio's Baja Gourmet Burritos," "Rubio's Crispy Shrimp," "Rubio's Street Tacos," "Rubio's Lettuce Tacos" and "Cerveza Time." We believe that the trademarks, service marks and other proprietary rights have significant value and are important to the marketing of our restaurant concept.

Selected Financial Data

Our fiscal year is 52 or 53 weeks, ending the last Sunday in December. Fiscal years 2003, 2002, 2001 and fiscal year 1999 include 52 weeks. Fiscal year 2000 includes 53 weeks.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the accompanying notes included on pages 13 through 29 of this annual report to stockholders and with Management's Discussion and Analysis of Financial Condition and Results of Operations included on pages 5 through 12 of this annual report. These historical results are not necessarily indicative of the results to be expected in the future.

(In thousands, except per share data)

	Fiscal Years				
	2003	2002	2001	2000	1999
Consolidated Statement of Operations Data:					
Restaurant sales	$124,786	$119,310	$112,728	$ 95,583	$ 67,745
Franchise and licensing revenue	204	253	211	150	109
Total revenue	124,990	119,563	112,939	95,733	67,854
Costs and expenses:					
Cost of sales	36,052	32,580	31,368	28,348	19,976
Restaurant labor, occupancy and other	73,325	67,553	64,682	50,886	34,197
General and administrative expenses	10,315	9,625	10,316	10,281	7,755
Depreciation and amortization	5,632	5,184	5,124	4,296	2,993
Pre-opening expenses	289	155	412	758	662
Asset impairment and store closure expense (reversal)	2,265	(815)	11,429	2,237	—
Loss on disposal/sale of property	230	250	102	27	4
Operating income (loss)	(3,118)	5,031	(10,494)	(1,100)	2,267
Other (expense) income, net	(6)	(14)	170	708	501
Income (loss) before income taxes	(3,124)	5,017	(10,324)	(392)	2,768
Income tax (expense) benefit	1,223	(1,998)	3,867	161	(1,117)
Net income (loss)	$ (1,901)	$ 3,019	$ (6,457)	$ (231)	$ 1,651
Net income attributable to common stockholders					$ 1,513
Net income (loss) per share:					
Basic	$ (0.21)	$ 0.33	$ (0.72)	$ (0.03)	$ 0.26
Diluted	(0.21)	0.33	(0.72)	(0.03)	0.20
Shares used in computing net income (loss) per share:					
Basic	9,093	9,017	8,920	8,883	5,741
Diluted	9.093	9,137	8,920	8,883	8,094
Selected Operating Data:					
Percentage change in comparable store sales (1)	1.8%	1.6%	(0.3%)	0.6%	6.0%
Percentage change in number of transactions (2)	(3.1%)	(0.2%)	(4.4%)	(1.8%)	4.5%
Percentage change in price per transaction (3)	5.1%	1.8%	4.3%	2.4%	1.5%

	Fiscal Years				
	2003	2002	2001	2000	1999
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 6,483	$ 8,578	$ 4,710	$ 1,311	$ 3,459
Total assets	52,614	51,155	50,649	52,267	50,038
Long-term debt, including current portion	—	1,000	1,000	—	—
Total stockholders' equity	38,715	40,360	36,624	42,956	43,122

(1) Comparable restaurant sales are computed on a monthly basis, and then aggregated to determine comparable restaurant sales on a quarterly or annual basis. A restaurant is included in this computation after it has been open for 15 full calendar months. As a result, a restaurant may be included in this computation for only a portion of a given quarter or year.
(2) Number of transactions are compiled by the Company's point of sales system whenever a total amount is rung up on a cash register.
(3) Price per transaction is derived from the Company's net sales, which reflects discounts and coupons.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes appearing elsewhere in this report. See "Forward-Looking Statments" regarding certain factors known to us that could cause reported financial information not to be necessarily indicative of future results.

OVERVIEW

We opened our first restaurant under the name "Rubio's, Home of the Fish Taco" in 1983, and have grown to 150 restaurants. We position our restaurants in the high-quality, quick-casual Mexican food segment of the restaurant industry. Our business strategy is to become the leading brand in this industry segment.

We had a loss for fiscal year 2003, but were profitable in the second half of the year. This profitable second half was due to our success in improving the performance of our existing restaurants. We accomplished this improvement through a variety of initiatives. We worked diligently to control labor and food costs, instituting safety programs to reduce workers' compensation costs, which was the primary reason for our increase in labor costs in the first half of 2003. We have focused on reducing our food and paper costs by working with our suppliers to get the best prices available in the market.

Additionally, our focus has been on continuous improvement in our existing stores' economic model. This includes driving top line sales to increase our average unit values, and driving cost management to improve margins overall. The goal of our evolving menu is to maintain our heritage of offering inexpensive, distinctive fish and seafood items while expanding our offerings of more expensive chicken, pork, and beef items. We believe this new mix of items will increase our unit profitability. We also believe that the greater emphasis on chicken, beef and pork items will be better received in new geographic markets outside of Southern California, once we renew our expansion efforts outside of California in 2005.

We continue to position our company to expand into new markets. Currently, we are working to improve our unit performance so that we may begin expansion into new markets in 2005. We have two signed franchise agreements as of March 15, 2004, representing commitments to open six units, one of which was open as of March 15, 2004. During 2003, we opened seven restaurants, converted two existing franchise locations to Company-operated restaurants, and executed a planned closure of one underperforming location. Our current expansion plan calls for us to open five to eight company-owned restaurants in fiscal 2004.

As a result of our historical expansion, period-to-period comparisons of our financial results may not be meaningful. When a new unit opens, it will typically incur higher than normal levels of food and labor costs until new personnel gain experience. Hourly labor schedules are gradually adjusted downward during the first three months of a restaurant opening, in order to reach operating efficiencies similar to those at established units. In calculating our comparable restaurant base, we introduce a restaurant into our comparable restaurant base once it has been in operation for fifteen calendar months.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.

Management evaluates these estimates and assumptions on an on-going basis including those relating to impairment of assets, restructuring charges, contingencies and litigation. Our estimates and assumptions have been prepared on the basis of the most current available information, and actual results could differ from these estimates under different assumptions and conditions.

We have identified the following critical accounting policies that are most important to the portrayal of our financial condition and results of operations and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Note 1 to the consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. The following is a review of the more critical accounting policies and methods used by us:

ASSET IMPAIRMENT AND STORE CLOSURE EXPENSE (REVERSAL) — We evaluate the carrying value of long-lived assets for impairment when a restaurant experiences a negative event, including, but not limited to, a significant downturn in sales, a substantial loss of customers, an unfavorable change in demographics or a store closure. Upon the occurrence of a negative event, we estimate the future undiscounted cash flows for the individual restaurants that are affected by the negative event. If the projected undiscounted cash flows do not exceed the carrying value of the assets at each restaurant, we recognize an impairment loss to reduce the assets' carrying amounts to their estimated fair value (for assets to be held and used) and fair value less cost to sell (for assets to be disposed of) based on the discounted projected cash flows derived from the restaurant. The most significant assumptions in the analysis are those used to estimate a restaurant's future cash flows. We use the assumptions in our strategic plan and modify them as necessary based on restaurant specific information. If the significant assumptions are incorrect, the carrying value of our operating restaurant assets may be overstated or understated, as well as the related impairment charge. We estimate that it takes a new restaurant approximately 24 months to run at its full capacity. Any restaurant open 24 months or less, therefore, is not included in the analysis of long-lived asset impairment, unless other events or circumstances arise.

We make decisions to close stores based on their cash flows and anticipated future profitability. We record losses associated with the closure of restaurants at the time the unit is closed. These store closure charges primarily represent a liability for the future lease obligations after the expected closure dates, net of estimated sublease income, if any. The amount of our store closure liability, and related store closure charge, may change if we are successful in either terminating a lease early or obtaining a more favorable sublease, or if any of our sublesees default on their leases.

Asset impairment and store closure expense are estimates that we have recorded based on reasonable assumptions related to these restaurant locations at this point in time. The conditions regarding these locations may change in the future and could be materially affected by factors such as our ability to maintain or improve sales levels, our ability to secure subleases, our success at negotiating early termination agreements with lessors, the general health of the economy and resultant demand for commercial property. Because of the factors used to estimate impairment and store closure expense, amounts recorded may not be sufficient, and adjustments may be necessary.

SELF-INSURANCE LIABILITIES — We are self-insured for a portion of our workers' compensation insurance program. Maximum self-insured retention, including defense costs per occurrence, ranges from $250,000 during our claim year ended October 31, 2003 to $350,000 during our claim year ending October 31, 2004. Insurance liabilities are accounted for based on the value of independent actuarial estimates of the amount of loss incurred. These estimates rely on actuarial observations of industry-wide historical claim loss development. The actual loss development may be better or worse than the development estimated by the actuary. In that event, we will modify the reserve, and our operating expenses will increase or decrease accordingly. Consistent with trends the restaurant industry has experienced in recent years, particularly in California where claim loss trends are among the highest in the country, workers' compensation liability premiums continue to increase.

REVENUE RECOGNITION — Revenues from the operation of Company-owned restaurants are recognized when sales occur. Franchise revenue is comprised of 1) area development fees, 2) new store opening fees, 3) royalties and 4) information technology help desk fees. Fees received pursuant to area development agreements under individual franchise agreements, which grant the right to develop franchised restaurants in future periods in specific geographic areas, are deferred and recognized as revenue on a pro rata basis as the individual franchised restaurants subject to the development agreements are opened. New store opening fees are recognized as revenue in the month a franchised location opens. Royalties from franchised restaurants are recorded in revenue as earned. Information technology help desk fees are collected annually and are recorded ratably into revenue.

These accounting policies are applied consistently for all years presented.

RESULTS OF OPERATIONS

All comparisons under this heading between 2003, 2002 and 2001 refer to the 52-week periods ended December 28, 2003, December 29, 2002, and December 30, 2001, unless otherwise indicated.

Our operating results, expressed as a percentage of revenue, were as follows:

	Fiscal Years		
	2003	2002	2001
Total Revenue	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of sales	28.8	27.2	27.8
Restaurant labor, occupancy and other	58.7	56.5	57.3
General and administrative expenses	8.3	8.1	9.1
Depreciation and amortization	4.5	4.3	4.5
Pre-opening expenses	0.2	0.1	0.4
Asset impairment and store closure expense (reversal)	1.8	(0.7)	10.1
Loss on disposal/sale of property	0.2	0.3	0.1
Operating income (loss)	(2.5)	4.2	(9.3)
Other (expense) income, net	0.0	0.0	0.2
Income (loss) before income taxes	(2.5)	4.2	(9.1)
Income tax (expense) benefit	1.0	(1.7)	3.4
Net income (loss)	(1.5)%	2.5%	(5.7)%

52 WEEKS ENDED DECEMBER 28, 2003 COMPARED TO THE 52 WEEKS ENDED DECEMBER 29, 2002

Results of operations reflect 52 weeks of operations for 135 restaurants, and partial period operations for 10 restaurants for the 52 weeks ended December 28, 2003. Results of operations reflect 52 weeks of operations for 127 restaurants and a partial period of operations for 15 restaurants for the 52 weeks ended December 29, 2002.

REVENUE

Revenue increased $5.4 million or 4.5%, to $125.0 million for the 52 weeks ended December 28, 2003 from $119.6 million for the 52 weeks ended December 29, 2002. The increase in 2003 was primarily due to sales of $2.7 million from our seven 2003 store openings and two converted franchise stores, $2.5 million in sales generated by a full twelve months of operations from units opened in 2002 that were not yet in our comparable unit base, and an increase in comparable store sales of $2.1 million, or 1.8%, offset by a decrease of $1.1 million in sales from the four stores that closed in 2002 and $0.8 million for the four stores sold to a franchisee in 2002. Units enter the comparable store base after 15 full months of operation. The increase in comparable store sales was primarily due to a 5.1% increase in the average check amount, offset by a 3.1% decrease in transactions. Sales were softer than expected, reflecting, in part, the poor southern California weather in the first and second quarters, weak retail activity because of the war in Iraq, and overall economic conditions, offset by two strong summer seafood taco promotions and the introduction of new products.

COST OF SALES

Cost of sales as a percentage of revenues increased to 28.8% in the 52 weeks ended December 28, 2003 from 27.2% in the 52 weeks ended December 29, 2002. The increase was primarily due to higher food costs associated with our larger portions, expanded salsa bar, and upgraded packaging for our brand repositioning conversion. The increase was also due to the shift in our product mix, as anticipated, from lower priced fish menu items to higher priced chicken and steak menu items as a result of our new menu, and to a high cost promotion in the second quarter. In order to lower these costs on a go-forward basis, we have sourced new vendors and switched to less expensive packaging, as well as implemented a small price increase to help offset our higher food costs. We do, however, anticipate that our chicken and steak costs will continue to be higher than in the past due to recent price increases in both the poultry and cattle markets.

RESTAURANT LABOR, OCCUPANCY AND OTHER

Restaurant labor, occupancy, and other increased as a percentage of revenues to 58.7% for the 52 weeks ended December 28, 2003 from 56.5% in the 52 weeks ended December 29, 2002. The 2.2% increase as a percentage of revenue was due to a 1.3% increase related to workers' compensation expenses caused by unusually costly claims that required the Company to increase its workers' compensation accrual, a 0.6% increase related to labor, advertising, and unit operating expenses associated with training, promotion, supplies, upgrades and uniforms for the brand repositioning conversion mentioned in the discussion of cost of sales above, a 0.2% increase in occupancy costs related to annual rent increases per our lease agreements, as well as a 0.1% increase in utilities due to a general increase in the cost of utilities. We do not anticipate the need to significantly adjust our workers' compensation accrual in 2004. Actual loss development, however, may be better or worse than the development estimated by the actuary, which could positively or negatively impact our results of operations.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased to $10.3 million or 8.3% of revenue, in the 52 weeks ending December 28, 2003 from $9.6 million, or 8.1% of revenue, in the 52 weeks ended December 29, 2002. The 0.2% increase as a percentage of revenue was primarily due to a 0.3% increase in professional service fees and a 0.1% increase related to workers' compensation costs, partially offset by a 0.2% decrease in corporate labor and labor related costs.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses increased to $5.6 million in the 52 weeks ended December 28, 2003 from $5.2 million in the 52 weeks ended December 29, 2002. The $0.4 million increase was primarily due to the additional depreciation on the three new units opened during the last six months of 2002, the seven new units opened during 2003, and the two franchise stores converted to Company-owned restaurants in 2003, partially offset by reductions in depreciation expense due to the closure of one store in 2003 and to the impairment charge recorded in the second quarter of 2003.

PRE-OPENING EXPENSES

Pre-opening expenses increased to $289,000 for the 52 weeks ended December 28, 2003 from $155,000 for the 52 weeks ended December 29, 2002 primarily due to the increase in unit openings to nine in 2003 (seven new locations, plus two previously franchised locations), plus costs incurred during 2003 for two units that opened in the first part of 2004, compared to eight unit openings in 2002. The average pre-opening cost per new unit opening was $26,000 per unit, a $7,000 increase per unit from 2002. This increase was the combined effect of a focused effort to increase training before locations open so that our operations will run more smoothly and achieve profitability more quickly, and the fact that we opened several locations during 2003 further away from our home base, causing our training team to incur higher travel costs.

ASSET IMPAIRMENT AND STORE CLOSURE EXPENSE (REVERSAL)

Asset impairment and store closure expense increased to $2.3 million in the 52 weeks ended December 28, 2003 from a reversal of $815,000 in the 52 weeks ended December 29, 2002. During fiscal 2003, we recorded a charge of $2.7 million, representing the excess of the carrying value of the assets over the estimated fair value of 16 under-performing restaurants as required under Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Of the locations, five were located outside of Southern California and four had been partially impaired in 2001. We currently plan to operate these restaurant locations through the end of their remaining lease terms, generally from 2005 through 2010. The assets impaired at these under-performing locations consisted of leasehold improvements and fixtures and equipment. Fair value was estimated using a discounted cash flows approach for the leasehold improvements and fixtures and equipment. The primary factors that lead to the impairment charge were the lower than anticipated increases in comparative store sales, higher than anticipated operating costs associated with our system-wide brand repositioning program, and escalating workers' compensation costs. In addition, during fiscal 2003, we recorded a charge of $673,000 to increase our store closure reserve to reflect the difficulty in identifying suitable sublessees and our revised estimate that we will need to continue full lease payments longer than originally estimated, and a reversal of $1.1 million to decrease our store closure reserve based on lease terminations and subleases that were more favorable than the original estimates. During fiscal 2002, we recorded a store closure reversal of $1.4 million based primarily on lease terminations and subleases that were more favorable than the original estimates and lower severance charges. This reversal was offset by of a charge of $626,000 to reflect additional costs we expected to incur on our remaining lease obligations.

LOSS ON DISPOSAL/SALE OF PROPERTY

Loss on asset disposals was $230,000 in 2003 compared to $250,000 in 2002. The higher loss in 2002 primarily relates to the write-off of exterior signs and additional properties related to the concept repositioning.

OTHER (EXPENSE) INCOME – NET

Other (expense) income-net decreased to $6,000 expense for the 52 weeks ended December 28, 2003 from $14,000 expense for the 52 weeks ended December 29, 2002. Interest income decreased to $88,000 for the 52 weeks ended December 28, 2003 from $113,000 for the 52 weeks ended December 29, 2002. The decrease is primarily due to declining interest rates paid on both our investments and our cash balances. Interest expense decreased to $94,000 for 2003 from $127,000 in 2002 due to the fact that we repaid our $1.0 million line of credit during 2003.

INCOME TAXES

The provision for income taxes for the 52 weeks ended December 28, 2003 and 52 weeks ended December 29, 2002 is based on the approximate annual effective tax rate applied to the respective period's pretax book income. The 39.2% tax benefit applied to 2003 comprises the federal and state statutory rates based on the annual effective rate on pre-tax loss of $3.1 million for 2003. The 39.8% tax provision applied to 2002 comprises the federal and state statutory rates based on the annual effective rate on a pre-tax income of $5.0 million for 2002.

52 WEEKS ENDED DECEMBER 29, 2002 COMPARED TO THE 52 WEEKS ENDED DECEMBER 30, 2001

Results of operations reflect 52 weeks of operations for 127 restaurants, and partial period operations for 15 restaurants for the 52 weeks ended December 29, 2002. Results of operations reflect 52 weeks of operations for 115 restaurants and a partial period of operations for 30 restaurants for the 52 weeks ended December 30, 2001.

REVENUE

Revenue increased $6.7 million or 5.9%, to $119.6 million for the 52 weeks ended December 29, 2002 from $112.9 million for the 52 weeks ended December 30, 2001. The increase in 2002 was due in part to $6.8 million in sales generated by a full year of operations from units opened in 2000 and 2001 that were not in our comparable unit base previously, combined with the $5.0 million from the eight units opened in 2002. Revenues were reduced $6.8 million by the closure of three and eleven under-performing restaurants in 2002 and 2001, respectively, and the franchising of four restaurants on April 15, 2002. In 2002, same store sales increased $1.6 million, or 1.6%. Units enter the comparable store base after 15 full months of operation. The increase in comparable store sales was primarily due to a 0.2% decrease in transactions, offset by a 1.8% increase in the average check amount. The decrease in transactions was caused primarily from adverse weather conditions, the sluggish economy and a reduction in price promotions in connection with our concept repositioning.

COST OF SALES

Cost of sales as a percentage of revenues decreased to 27.2% in the 52 weeks ended December 29, 2002 from 27.8% in the 52 weeks ended December 30, 2001. This 0.6% decrease was primarily due to the elimination of certain retail discount programs (0.5%), lower commodity prices (0.4%), partially offset by cost increases associated with our concept repositioning (0.3%).

RESTAURANT LABOR, OCCUPANCY AND OTHER

Restaurant labor, occupancy, and other decreased as a percentage of revenues to 56.5% for the 52 weeks ended December 29, 2002 from 57.3% in the 52 weeks ended December 30, 2001. The 0.8% decrease as a percentage of restaurant sales is due in part to a decrease in labor and related costs of 1.7%, 0.4% due to higher occupancy charges, 0.2% due to higher advertising costs and 0.3% from the expenses relating to our concept repositioning. The decrease in labor and related costs was partially due to the closure of several underperforming stores in 2001 and 2002, and the implementation of labor saving programs in early 2002.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses decreased to $9.6 million in the 52 weeks ending December 29, 2002 from $10.3 million in the 52 weeks ended December 30, 2001. Decreased corporate wages and training wages were offset by an increase in stock compensation and a decrease in capitalized wages in 2002. The decrease in wages was primarily related to open positions through the year and organization changes. The decrease in training wages was primarily due to lower management turnover. The increase in stock compensation was due to a consulting agreement with a non-employee board member for various marketing and strategic corporate initiatives. The decrease in capitalized wages was due to fewer new restaurant openings in 2002 as compared with 2001. General and administrative expenses decreased as a percentage of revenue to 8.1% in 2002 from 9.1% in 2001, primarily due to our expanding revenue base.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses increased to $5.2 million in the 52 weeks ended December 29, 2002 from $5.1 million in the 52 weeks ended December 30, 2001. The $0.1 million increase was primarily due to the additional depreciation on the eight new units opened during 2002 and the 19 new units opened during 2001, offset by decreased depreciation as a result of store closures and asset impairments taken in September 2001, franchising of the four Nevada restaurants in April 2002 and the closures of three restaurants in February, August and October 2002. As a percentage of sales, depreciation and amortization decreased to 4.3% in 2002 from 4.5% in 2001.

PRE-OPENING EXPENSES

Pre-opening expenses decreased to $155,000 for the 52 weeks ended December 29, 2002 from $412,000 for the 52 weeks ended December 30, 2001 primarily due to the decrease in unit openings to eight in 2002 compared to 19 in 2001. The average pre-opening cost per new unit opening was $19,000 per unit, a decrease of $2,000 per unit from 2001.

ASSET IMPAIRMENT AND STORE CLOSURE EXPENSE

In 2001, we recorded a $6.6 million charge related to the impairment of a select number of under-performing restaurants as required under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Additionally, we incurred $4.8 million in store closure expense related to the closure or pending closure of under-performing restaurants. These special charges, which consisted primarily of lease reserves and de-identification costs, were as follows: 1) a $3.2 million reserve for closed stores in 2001, 2) $1.1 million reserve for stores to be closed and 3) $0.5 million in reserves for severance and other closed store related charges. Eleven stores were closed in October 2001, and three additional stores were closed in February, August and October 2002. As of March 10, 2003, nine of the underlying leases related to the closed stores had been terminated with lease buyouts, and four other leases had been sublet. The Company was able to negotiate lease terminations that were more favorable than originally anticipated, in addition to lower severance related costs than anticipated, and in 2002 the Company reversed $1.4 million of the charge for store closures. This reversal was offset by a charge of $626,000 to reflect additional costs we expected to incur on our remaining lease obligations.

LOSS ON DISPOSAL/SALE OF PROPERTY

Loss on asset disposals was $250,000 in 2002 compared to $102,000 in 2001. The higher loss in 2002 primarily relates to the write-off of exterior signs and additional properties related to the concept repositioning.

OTHER (EXPENSE) INCOME – NET

Other (expense) income-net decreased to $14,000 expense for the 52 weeks ended December 29, 2002 from $170,000 in net other income for the 52 weeks ended December 30, 2001. Interest income decreased to $113,000 for the 52 weeks ended December 29, 2002 from $281,000 for the 52 weeks ended December 30, 2001. The decrease is primarily due to declining interest rates paid on our investments. In addition, the average interest rate earned on our cash balances decreased due to the declining interest rate environment. Interest expense remained fairly steady at $127,000 in 2002 and $111,000 in 2001.

INCOME TAXES

The provision for income taxes for the 52 weeks ended December 29, 2002 and 52 weeks ended December 30, 2001 is based on the approximate annual effective tax rate applied to the respective period's pretax book income. The 39.8% tax provision applied to 2002 comprises the federal and state statutory rates based on the annual effective rate on pre-tax income of $5.0 million for 2002. The 37.5% tax benefit applied to 2001 comprises the federal and state statutory rates based on the annual effective rate on a pre-tax loss of $10.3 million for 2001.

SEASONALITY

Historically, we have experienced seasonal variability in our quarterly operating results with higher sales per restaurant in the second and third quarters than in the first and fourth quarters. The higher sales in the second and third quarters affect profitability by reducing the impact of our restaurants' fixed and semi-fixed costs, as well as through increased revenues. This seasonal impact on our operating results is expected to continue.

INFLATION

Components of our operations subject to inflation include food, beverage, lease, utility, labor and insurance costs. Substantial increases in costs and expenses, particularly food, supplies, labor, and operating expenses could have a significant impact on our operating results to the extent that such increases cannot be passed along to our guests. Our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are subject to inflationary increases. We believe inflation with respect to workers' compensation insurance and utility expense has had a material impact on our results of operations in 2003 and 2002. Additionally, accrued expenses and other liabilities associated with workers' compensation insurance, as reflected on our consolidated balance sheets, increased by $1.9 million to $2.8 million as of December 28, 2003 from $888,000 as of December 29, 2002.

LIQUIDITY AND CAPITAL RESOURCES

We have funded our capital requirements in recent years through public sale of equity securities, private placement of preferred stock, bank debt and cash flow from operations. We generated $8.8 million in cash flow from operating activities for the 52 weeks ended December 28, 2003 and $8.1 million for the 52 weeks ended December 29, 2002.

Net cash used in investing activities was $10.1 million for the 52 weeks ended December 28, 2003 compared to $4.6 million for the 52 weeks ended December 29, 2002. Net cash used in investing activities for the 52 weeks ended December 28, 2003 included $8.1 million in capital expenditures and $6.0 million in purchases of investments, partially offset by $3.9 million in proceeds received from the sale of property and the sale/maturities of investments. Net cash used in investing activities for the 52 weeks ended December 29, 2002 included $5.4 million in capital expenditures and $2.6 million in purchases of investments, partially offset by $3.3 million in proceeds received from the sale of property and the sale/maturities of investments.

Net cash used in financing activities was $0.8 million for the 52 weeks ended December 28, 2003 compared to net cash provided by financing activities of $0.4 million for the 52 weeks ended December 29, 2002. Net cash used in financing activities during 2003 was comprised of $1.0 million in principal payments to pay off our line of credit, partially offset by $0.2 million in proceeds received from exercises of common stock options. Financing activities in 2002 primarily consisted of proceeds from exercises of common stock options, which generated $0.4 million.

As of December 29, 2002, we had $1 million borrowed on our $12 million line of credit. In June 2003, we repaid this outstanding balance, and in August 2003, we terminated the line of credit agreement. On October 29, 2003, we obtained a letter of credit in the amount of $2 million related to our workers' compensation policy that matures in October 2004. The letter of credit is subject to automatic extension one year from the expiration date and thereafter, unless notification is made prior to the expiration date. We were also required, per the terms of the letter of credit, to pledge collateral of $2.2 million.

Our funds were principally used for the development and opening of new units. We incurred $8.1 million in capital expenditures during the 52 weeks ended December 28, 2003, of which, $4.1 million was for newly opened units, $0.9 million for future openings, $1.1 million for menu board upgrades, remodels and point of sale system upgrades due to our brand repositioning conversion, $1.2 million for routine capital expenditures at our existing locations and $0.8 million for corporate and information technology expenditures. We incurred $5.4 million in capital expenditures during the 52 weeks ended December 29, 2002, of which, $2.1 million was for newly opened units, $0.5 million for future openings, $1.0 million for menu board upgrades, remodels and point of sale system upgrades, $1.0 million for routine capital expenditures at our existing locations and $0.8 million for corporate and information technology expenditures.

We currently expect total capital expenditures in 2004 to be approximately $6 million to $8 million for restaurant openings, remodels, maintenance, and for corporate and information technology. We currently expect that future locations will generally cost between $475,000 and $525,000 per unit, net of landlord allowances and excluding pre-opening expenses. Some units may exceed this range due to the area in which they are built and the specific requirements of the project. Pre-opening expenses are expected to average between $20,000 and $30,000 per restaurant.

We believe that the anticipated cash flow from operations combined with our cash and investments balance of $7.6 million as of December 28, 2003 will be sufficient to satisfy our working capital and capital expenditure requirements for the foreseeable future. Changes in our operating plans, changes in our expansion plans, lower than anticipated sales, increased expenses, potential acquisitions or other events may cause us to seek additional or alternative financing sooner than anticipated. Additional or alternative financing may not be available on acceptable terms, or at all. Failure to obtain additional or alternative financing as needed could have a material adverse effect on our business and results of operations.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2003, the Financial Accounting Standards Board ("FASB") issued revised FASB Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities". This interpretation provides guidance on the identification of, and financial reporting for, variable interest entities. Variable interest entities are entities that lack the characteristics of a controlling financial interest or lack sufficient equity to finance activities without additional subordinated financial support. FIN 46R requires a company to consolidate a variable interest entity if that company is obligated to absorb the majority of the entity's expected losses or is entitled to receive the majority of the entity's residual returns, or both. FIN 46R also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. FIN 46R is applicable immediately to variable interest entities created after February 1, 2003. For all variable interest entities created prior to February 1, 2003, FIN 46R is applicable to the first interim period ending after March 15, 2004. We are in the process of evaluating the impact this interpretation will have on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk exposures are related to our cash, cash equivalents and investments. We invest our excess cash in highly liquid short-term investments primarily with maturities of less than one year. The portfolio consists primarily of corporate and municipal bonds. As of December 28, 2003, we had no investments with maturities in excess of one year. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations. Due to the types of investment and debt instruments the Company has, a 10% change in period-end interest rates or a hypothetical 100 basis point adverse move in interest rates would not have a significant negative affect on our financial results.

Many of the food products purchased by us are affected by changes in weather, production, availability, seasonality and other factors outside our control. In an effort to control some of this risk, we have entered into some fixed price purchase commitments with terms of less than one year. We do not believe that these purchase commitments are material to our operations as a whole. In addition, we believe that almost all of our food and supplies are available from several sources, which helps to control food commodity risks.

With the exception of historical information (information relating to the Company's financial condition and results of operations at historical dates or for historical periods), the matters discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements that necessarily are based on certain assumptions and are subject to certain risks and uncertainties. These forward-looking statements are based on management's expectations as of the date hereof, that necessarily contain certain assumptions and are subject to certain risks and uncertainties. The Company does not undertake any responsibility to update these statements in the future. The Company's actual future performance and results could differ from that contained in or suggested by these forward-looking statements as a result of the factors set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Independent Auditors' Report

Board of Directors and Stockholders of
Rubio's Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Rubio's Restaurants, Inc. and subsidiary (the "Company") as of December 28, 2003 and December 29, 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and of cash flows for each of the three years in the period ended December 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rubio's Restaurants, Inc. and subsidiary as of December 28, 2003 and December 29, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

San Diego, California
March 17, 2004

Rubio's Restaurants, Inc.
Consolidated Balance Sheets

(In thousands, except share data)

	December 28, 2003	December 29, 2002
Assets		
Current Assets:		
Cash and cash equivalents	$ 6,483	$ 8,578
Short-term investments	1,097	1,279
Income taxes receivable	104	357
Other receivables	1,259	818
Inventory	1,836	1,250
Prepaid expenses	530	600
Total current assets	11,309	12,882
Property – net	35,195	35,504
Goodwill	193	—
Long-Term Investments	2,247	—
Other Assets	329	366
Deferred Income Taxes	3,341	2,403
TOTAL	$ 52,614	$ 51,155
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 3,463	$ 1,990
Accrued expenses and other liabilities	6,735	3,832
Store closure reserve	230	559
Line of credit	—	1,000
Deferred income taxes	76	90
Total current liabilities	10,504	7,471
Store Closure Reserve	647	1,248
Deferred Income	427	69
Deferred Rent	2,301	1,971
Deferred Franchise Revenue	20	36
Total liabilities	13,899	10,795
Commitments and Contingencies (Note 6)		
Stockholders' Equity:		
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.001 par value, 75,000,000 shares authorized, 9,105,445 issued and outstanding in 2003, and 9,052,358 issued and outstanding in 2002	9	9
Paid-in capital	42,055	41,868
Deferred compensation	585	510
Accumulated other comprehensive income (loss)	(3)	3
Accumulated deficit	(3,931)	(2,030)
Total stockholders' equity	38,715	40,360
TOTAL	$ 52,614	$ 51,155

See Notes to Consolidated Financial Statements

Consolidated Statements of Operations

(In thousands, except per share data)

	Years Ended December 28, 2003	Years Ended December 29, 2002	Years Ended December 30, 2001
Revenue:			
Restaurant sales	$ 124,786	$ 119,310	$ 112,728
Franchise and licensing revenue	204	253	211
Total Revenue	124,990	119,563	112,939
Costs and Expenses:			
Cost of sales	36,052	32,580	31,368
Restaurant labor, occupancy and other	73,325	67,553	64,682
General and administrative expenses	10,315	9,625	10,316
Depreciation and amortization	5,632	5,184	5,124
Pre-opening expenses	289	155	412
Asset impairment and store closure expense (reversal)	2,265	(815)	11,429
Loss on disposal/sale of property	230	250	102
Total Costs and Expenses	128,108	114,532	123,433
Operating Income (Loss)	(3,118)	5,031	(10,494)
Other (Expense) Income:			
Interest and investment income	88	113	281
Interest expense	(94)	(127)	(111)
Other (expense) income – net	(6)	(14)	170
Income (Loss) Before Income Taxes	(3,124)	5,017	(10,324)
Income Tax (Expense) Benefit	1,223	(1,998)	3,867
Net Income (Loss)	$ (1,901)	$ 3,019	$ (6,457)
Net Income (Loss) Per Share:			
Basic	$ (0.21)	$ 0.33	$ (0.72)
Diluted	$ (0.21)	$ 0.33	$ (0.72)
Shares Used in Calculating Net Income (Loss) Per Share:			
Basic	9,093	9,017	8,920
Diluted	9,093	9,137	8,920

See Notes to Consolidated Financial Statements

Rubio's Restaurants, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(In thousands, except share data)

	Common Stock		Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity	Total Comprehensive Income (Loss)
	Shares	Amount						
Balance, January 1, 2001	8,894,440	$ 9	$ 41,394	$ 137	$ 8	$ 1,408	$ 42,956	
Exercise of common stock options, net of tax benefit	28,346		47				47	
Deferred compensation – common stock options				80			80	
Net loss						(6,457)	(6,457)	$ (6,457)
Other comprehensive loss:								
Net unrealized loss on available-for-sale investments, net of tax					(2)		(2)	(2)
Balance, December 30, 2001	8,922,786	9	41,441	217	6	(5,049)	36,624	$ (6,459)
Exercise of common stock options, net of tax benefit	127,328		427				427	
Deferred compensation – common stock options				293			293	
Exercise of warrants	2,244							
Net income						3,019	3,019	$ 3,019
Other comprehensive loss:								
Net unrealized loss on available-for-sale investments, net of tax					(3)		(3)	(3)
Balance, December 29, 2002	9,052,358	9	41,868	510	3	(2,030)	40,360	$ 3,016
Exercise of common stock options, net of tax benefit	53,087		187				187	
Deferred compensation – common stock options				75			75	
Net loss						(1,901)	(1,901)	$ (1,901)
Other comprehensive loss:								
Net unrealized loss on available-for-sale investments, net of tax					(6)		(6)	(6)
Balance, December 28, 2003	9,105,445	$ 9	$ 42,055	$ 585	$ (3)	$ (3,931)	$ 38,715	$ (1,907)

See Notes to Consolidated Financial Statements

Rubio's Restaurants, Inc.
Consolidated Statements of Cash Flow

(In thousands)

	Years Ended December 28, 2003	Years Ended December 29, 2002	Years Ended December 30, 2001
Operating Activities:			
Net income (loss)	$ (1,901)	$ 3,019	$ (6,457)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	5,632	5,184	5,124
Deferred compensation	75	293	80
Asset impairment and store closure expense (reversal)	2,265	(815)	6,629
Loss on disposal/sale of property	230	250	102
Changes in assets and liabilities:			
Income taxes receivable	253	440	(510)
Other receivables	(441)	(145)	465
Inventory	(586)	203	567
Prepaid expenses	70	136	(155)
Deferred income taxes	(952)	1,819	(3,269)
Other assets	37	(13)	73
Accounts payable	1,473	(1,015)	(1,323)
Accrued expenses and other liabilities	2,463	198	275
Store closure reserve	(488)	(1,855)	4,477
Deferred rent	330	363	90
Deferred income	358	69	—
Deferred franchise revenue	(16)	(51)	(13)
Cash provided by operating activities	8,802	8,080	6,155
Investing Activities:			
Purchases of property	(8,058)	(5,367)	(10,504)
Proceeds from sale of property	44	341	655
Purchases of investments	(6,002)	(2,612)	(13,045)
Sales and maturities of investments	3,932	2,999	19,091
Cash used in investing activities	(10,084)	(4,639)	(3,803)
Financing Activities:			
Proceeds from borrowings on line of credit	—	—	1,000
Principal payments on line of credit	(1,000)	—	—
Proceeds from exercise of common stock options, net of tax	187	427	47
Cash provided by (used in) financing activities	(813)	427	1,047
Increase (Decrease) in Cash and Cash Equivalents	(2,095)	3,868	3,399
Cash and Cash Equivalents at Beginning of Year	8,578	4,710	1,311
Cash and Cash Equivalents at End of Year	$ 6,483	$ 8,578	$ 4,710
Supplemental Disclosures of Cash Flow Information:			
Cash paid for interest	$ 43	$ 108	$ 16
Cash (received) paid for income taxes – net	$ (542)	$ (312)	$ 251

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:
In conjunction with the acquisition of a previously franchised location, during 2003, the Company acquired assets with an estimated value of $392,000 for a purchase price of $585,000, resulting in goodwill of $193,000. As of December 28, 2003, $145,000 of the purchase price had been paid, and $440,000 had been recorded in accrued expenses.

See Notes to Consolidated Financial Statements

Years Ended December 28, 2003, December 29, 2002 and December 30, 2001

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS — Rubio's Restaurants, Inc. was incorporated in California in 1985 and reincorporated in Delaware in 1997. Rubio's Restaurants, Inc. has a wholly-owned subsidiary, Rubio's Restaurants of Nevada, Inc. (collectively, the "Company"). As of December 28, 2003, the Company owns and operates a chain of 143 restaurants, three concessions and five franchise locations, in California, Arizona, Nevada, Colorado, Oregon and Utah.

The Company's 143 restaurants are located more specifically as follows: 63 in the greater Los Angeles, California area, 40 in San Diego, California, 21 in Phoenix/Tucson, Arizona, three in Denver, Colorado, seven in the San Francisco, California area, six in the Sacramento, California area, one in Portland, Oregon and two in Salt Lake City, Utah.

PRINCIPLES OF CONSOLIDATION — The consolidated financial statements include the accounts of Rubio's Restaurants, Inc. and its wholly-owned subsidiary. All significant intercompany transactions and accounts have been eliminated in consolidation.

FISCAL YEAR — The Company operates and reports on a 52-53 week fiscal year ending on the last Sunday of December. Fiscal years 2003, 2002 and 2001, which ended on December 28, 2003, December 29, 2002 and December 30, 2001, respectively, included 52 weeks.

ACCOUNTING ESTIMATES — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates.

CASH EQUIVALENTS — Cash equivalents consist of money market instruments purchased with an original maturity of three months or less.

INVESTMENTS — The Company's investments are composed primarily of corporate bonds, certificates of deposit, municipal bonds, and asset backed securities. While it is the Company's general intent to hold such securities until maturity, management will occasionally sell particular securities for cash flow purposes. Therefore, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's investments are classified as available-for-sale based upon the Company's intent, and are accounted for at fair market value. The fair market value of such investments is determined based on quoted market prices at year end. Unrealized gains and losses on these investments are included as accumulated other comprehensive income in the consolidated statements of stockholders' equity and comprehensive income (loss). Realized gains and losses on investments sold are determined based on the specific identification method and are included in interest and investment income. Short-term investments are investments with original maturities of greater than three months and remaining maturities of less than one year, or investments that are reasonably expected to be realized in cash or consumed in operations over the next year.

Realized and unrealized gains (losses) on available-for-sale investments were not material for all years presented. As of December 28, 2003 and December 29, 2002, the fair market value of the Company's investments was not significantly different from the amortized cost.

Long-term investments valued at $2.2 million are pledged as collateral for a standby letter of credit related to the Company's workers' compensation policy (Note 5).

INVENTORY — Inventory consists of food, beverage, paper and restaurant supplies, and is stated at the lower of cost (first-in, first-out method) or market value.

PROPERTY — Property is stated at cost. A variety of costs are incurred in the leasing and construction of restaurant facilities. The costs of buildings under development include specifically identifiable costs. The capitalized costs include development costs, construction costs, salaries and related costs, and other costs incurred during the acquisition or construction stage. Salaries and related costs capitalized totaled $71,000, $81,000, and $192,000 for fiscal years 2003, 2002, and 2001, respectively. Depreciation and amortization of buildings, leasehold improvements, and equipment are computed using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. The lives for equipment are 3–7 years and for buildings and leasehold improvements, 5–20 years.

GOODWILL — Goodwill, which represents the excess of the cost of an acquired business over the fair value of amounts assigned to assets acquired and liabilities assumed, is not amortized. Instead, goodwill is assessed for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets" (Note 3).

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ASSET IMPAIRMENT AND STORE CLOSURE EXPENSE (REVERSAL) — The Company evaluates the carrying value of long-lived assets for impairment when a restaurant experiences a negative event, including, but not limited to, a significant downturn in sales, a substantial loss of customers, an unfavorable change in demographics or a store closure. Upon the occurrence of a negative event, the Company estimates the future undiscounted cash flows for the individual restaurants that are affected by the negative event. If the projected undiscounted cash flows do not exceed the carrying value of the assets at each restaurant, the Company recognizes an impairment loss to reduce the assets' carrying amounts to their estimated fair values (for assets to be held and used) and fair value less cost to sell (for assets to be disposed of) based on the estimated discounted projected cash flows derived from the restaurant. The most significant assumptions in the analysis are those used to estimate a restaurant's future cash flows. The Company generally uses the assumptions in its strategic plan and modifies them as necessary based on restaurant specific information.

The Company makes decisions to close stores based on their cash flows and anticipated future profitability. The Company records losses associated with the closure of restaurants at the time the unit is closed. These store closure charges primarily represent a liability for the future lease obligations after the expected closure dates, net of estimated sublease income, if any.

SELF-INSURANCE LIABILITIES — The Company is self-insured for a portion of its workers' compensation insurance program. Maximum self-insured retention, including defense costs per occurrence, ranges from $250,000 during the claim year ended October 31, 2003 to $350,000 during the claim year ending October 31, 2004. Insurance liabilities are accounted for based on independent actuarial estimates of the amount of loss incurred. These estimates rely on actuarial observations of industry-wide historical claim loss development, and are subject to change based on actual loss development.

DEFERRED RENT — Rent expense on operating leases with scheduled or minimum rent increases is expensed on the straight-line basis over the lease terms. Deferred rent represents the excess of rent charged to expense over rent payable under the lease agreement.

FINANCIAL INSTRUMENTS — The carrying values of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair values due to the short-term maturities of these instruments.

REVENUE RECOGNITION — Revenues from the operation of Company-owned restaurants are recognized when sales occur. Franchise revenue is comprised of 1) area development fees, 2) new store opening fees, 3) royalties and 4) information technology help desk fees. Fees received pursuant to area development agreements under individual franchise agreements, which grant the right to develop franchised restaurants in future periods in specific geographic areas, are deferred and recognized as revenue on a pro rata basis as the individual franchised restaurants subject to the development agreements are opened. New store opening fees are recognized as revenue in the period a franchised location opens. Royalties from franchised restaurants are recorded in revenue as earned. Information technology help desk fees are collected annually and are recorded ratably into revenue..

STORE PRE-OPENING EXPENSES — Costs incurred in connection with the training of personnel and promotion of new store openings are expensed as incurred.

ADVERTISING — Advertising costs incurred to produce media advertising for new campaigns are expensed in the year in which the advertising first takes place. Other advertising costs are expensed when incurred. Advertising costs included in restaurant labor, occupancy and other expenses totaled $5.3 million, $4.9 million and $4.4 million for fiscal years 2003, 2002 and 2001, respectively.

INCOME TAXES — The provision for income taxes is based on income (loss) reported in the financial statements. Deferred income taxes are provided to reflect temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes, as well as the effects of income tax credits.

STOCK-BASED COMPENSATION — SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 "Accounting for Stock Based Compensation – Transition and Disclosure an amendment of FASB Statement No. 123", provides accounting guidance related to stock-based employee compensation. SFAS No. 123, as amended, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations for all periods presented. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table summarizes the impact on the Company's net income (loss) had compensation cost been determined based upon the fair value at the grant date for awards under the stock option plans consistent with the methodology prescribed under SFAS No. 123 (in thousands, except per share data):

	Fiscal Years		
	2003	2002	2001
Net income (loss), as reported	$ (1,901)	$ 3,019	$ (6,457)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	631	450	989
Pro forma net income (loss)	$ (2,532)	$ 2,569	$ (7,446)
Earnings (loss) per share:			
Basic — as reported	$ (0.21)	$ 0.33	$ (0.72)
Basic — pro forma	$ (0.28)	$ 0.28	$ (0.83)
Diluted — as reported	$ (0.21)	$ 0.33	$ (0.72)
Diluted — pro forma	$ (0.28)	$ 0.28	$ (0.83)

The Company accounts for stock options granted to non-employees using the fair value method. Compensation expense for options granted to non-employees has been determined in accordance with Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation expense for options granted to non-employees is periodically remeasured as the underlying options vest and is recorded as expense and deferred compensation in the financial statements.

COMMON STOCK AND EARNINGS PER SHARE — Holders of common stock are entitled to one vote per share. Basic earnings per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share, except that the weighted average number of shares of common stock outstanding is increased to include the effect of dilutive common stock equivalents, which is comprised of stock options granted to employees under stock-based compensation plans that were outstanding during the period. Potential common stock equivalents are excluded from the diluted earnings per share computation when their effect would be antidilutive.

CONCENTRATION OF CREDIT RISK — The Company invests its excess cash in money market accounts and debt securities. The Company has not experienced any material losses on its cash accounts or other investments.

RECLASSIFICATIONS — Certain prior year amounts have been reclassified in the accompanying notes to the consolidated financial statements to conform to the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS — In December 2003, the Financial Accounting Standards Board ("FASB") issued revised FASB Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities". This interpretation provides guidance on the identification of, and financial reporting for, variable interest entities. Variable interest entities are entities that lack the characteristics of a controlling financial interest or lack sufficient equity to finance activities without additional subordinated financial support. FIN 46R requires a company to consolidate a variable interest entity if that company is obligated to absorb the majority of the entity's expected losses or is entitled to receive the majority of the entity's residual returns, or both. FIN 46R also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. FIN 46R is applicable immediately to variable interest entities created after February 1, 2003. For all variable interest entities created prior to February 1, 2003, FIN 46R is applicable to the first interim period ending after March 15, 2004. The Company is in the process of evaluating the impact this interpretation will have on its financial position or results of operations.

2 BALANCE SHEET DETAILS as of December 28, 2003 and December 29, 2002, respectively (in thousands):

	2003	2002
Other Receivables:		
Tenant improvement receivables	$ 293	$ 210
Beverage usage receivables	224	274
Other	742	334
Total	$ 1,259	$ 818
Investments:		
Corporate bonds	$ —	$ 1,111
Certificates of deposit	1,097	—
Municipal bonds	—	168
Mortgage and asset-backed securities	2,247	—
	3,344	1,279
Less: Short-term investments	(1,097)	(1,279)
Long-term investments	$ 2,247	$ —
Property – at cost:		
Building and leasehold improvements	$ 31,963	$ 28,700
Equipment and furniture	28,149	26,238
Construction in process and related costs	2,590	244
	62,702	55,182
Less: accumulated depreciation and amortization	(27,507)	(19,678)
Total	$ 35,195	$ 35,504
Accrued Expenses and Other Liabilities:		
Compensation	$ 940	$ 917
Workers' Compensation insurance	2,761	888
Sales taxes	908	861
Vacation pay	509	464
Advertising	324	109
Franchise repurchase	440	—
Gift certificates	304	232
Occupancy	117	99
Other	432	262
Total	$ 6,735	$ 3,832

3 GOODWILL

On September 15, 2003, the Company acquired the assets of a previously franchised location for an estimated total cost of $585,000; $440,000 of which will be placed in an escrow account to be utilized by the franchisee as costs are incurred in building a new franchise location and $145,000 of which was paid in cash on September 29, 2003. The acquisition was accounted for under the purchase method of accounting, and the results of the unit's operations have been included in the consolidated financial statements since that date. The purchase price was allocated to the assets acquired based upon their estimated fair values consisting of $236,000 related to leasehold improvements and $156,000 related to furniture and equipment. In addition, goodwill recognized in the acquisition amounted to $193,000 and that amount is expected to be fully deductible for tax purposes.

As part of the purchase agreement, the Company may be required to make a contingent payment related to the acquisition, which would be treated as incremental purchase price. The Company, however, does not anticipate a material change to the purchase price of the assets acquired. As the acquisition is not considered a significant business combination, pro forma financial information is not presented.

SFAS No. 142 requires goodwill to be tested annually at the same time every year, and when an event occurs or circumstances change, such that it is reasonably possible that an impairment may exist. The Company selected its fiscal year end as its annual date. As a result of the Company's assessment at December 28, 2003, no impairment was indicated.

4 ASSET IMPAIRMENT AND STORE CLOSURE RESERVE

The Company recorded asset impairment charges and store closure expense of $2.3 million during fiscal 2003. This was comprised of a charge of $2.7 million to write down the carrying value of 16 of its restaurants, a charge of $673,000 to increase its store closure reserve to reflect the difficulty in identifying suitable sublessees and the Company's revised estimate that it will need to continue full lease payments longer than originally estimated, and a reversal of $1.1 million to decrease its store closure reserve based on lease terminations and subleases that were more favorable than the original estimates. Of the locations whose carrying values were written down in fiscal 2003, five were located outside of Southern California and four had been partially impaired in 2001. The Company currently plans to operate these restaurant locations through the end of their remaining lease terms, generally from 2005 through 2010.

The Company recorded a net store closure reversal of $815,000 during fiscal 2002. This reversal was the net effect of a charge of $626,000 to reflect additional costs the Company expected to incur on its remaining lease obligations, combined with a reversal of $1.4 million based primarily on lease terminations and subleases that were more favorable than the original estimates and lower severance charges.

The Company recorded asset impairment and store closure expense of $11.4 million during fiscal 2001. This charge was comprised of $6.6 million to write down the carrying value of five stores initially impaired in fiscal 2000 and an additional 11 stores which the Company closed in 2001, combined with a charge of $4.8 million consisting primarily of future lease obligations on these closed stores, severance, and other related charges.

The components of the store closure reserve in fiscal 2002 and 2003 were as follows (in thousands):

	Reserve Balance at December 30, 2001	Store Closure Expense	Store Closure Reversal	Usage	Reserve Balance at December 29, 2002
Reserve for stores closed in 2001	$ 2,800	$ 327	$ (963)	$ (1,377)	$ 787
Reserve for stores closed in 2002 and to be closed	1,150	56	(104)	(124)	978
Severance and other costs	527	243	(374)	(354)	42
Total store closure reserve	4,477	$ 626	$ (1,441)	$ (1,855)	1,807
Less: current portion	(1,496)				(559)
Non-current	$ 2,981				$ 1,248

	Reserve Balance at December 29, 2002	Store Closure Expense	Store Closure Reversal	Usage	Reserve Balance at December 28, 2003
Reserve for stores closed in 2001	$ 787	$ 359	$ (459)	$ (233)	$ 454
Reserve for stores closed in 2002 and to be closed	978	314	(615)	(254)	423
Severance and other costs	42	—	(41)	(1)	—
Total store closure reserve	1,807	$ 673	$ (1,115)	$ (488)	877
Less: current portion	(559)				(230)
Non-current	$ 1,248				$ 647

5 CREDIT FACILITIES

REVOLVING LINE OF CREDIT — As of December 29, 2002, the Company had $1 million borrowed on its $12 million line of credit. In June 2003, the Company repaid this outstanding balance, and in August 2003, the Company terminated the line of credit agreement.

LETTER OF CREDIT — On October 29, 2003, the Company obtained a letter of credit in the amount of $2.0 million related to the Company's workers' compensation insurance policy that matures in October 2004. The letter of credit is subject to automatic extension one year from the expiration date and thereafter, unless notification is made prior to the expiration date. The Company was also required, per the terms of the letter of credit, to pledge collateral of $2.2 million.

6 COMMITMENTS AND CONTINGENCIES

OPERATING LEASES — The Company leases restaurant and office facilities, land, vehicles and office equipment under various operating leases expiring through 2016. The leases generally provide renewal options from three to ten years. Certain leases are subject to scheduled annual increases or minimum annual increases based upon the consumer price index, not to exceed specific maximum amounts. Certain leases require contingent percentage rents based upon sales and other leases pass through common area charges to the Company. Rental expense under these operating leases was $13.9 million, $13.0 million and $12.1 million for fiscal years 2003, 2002 and 2001, respectively. Contingent percentage rent based on sales included in rental expense was $466,000, $313,000 and $320,000 for fiscal years 2003, 2002 and 2001, respectively.

Future minimum annual lease commitments, including obligations for closed stores and minimum future sublease rentals expected to be received as of December 28, 2003, are as follows (in thousands):

Fiscal Year	Company Operated Retail Locations and Other	Sublease Income (A)
2004	$ 10,641	$ (250)
2005	10,558	(275)
2006	9,709	(295)
2007	9,191	(294)
2008	8,422	(237)
Thereafter	16,813	(956)
	$ 65,334	$ (2,307)

(A) The Company has subleased buildings to others, primarily as a result of closing certain underperforming Company-operated locations. These leases provide for fixed payments with contingent rents when sales exceed certain levels. Sublessees generally bear the cost of maintenance, insurance, and property taxes. The Company directly pays the rent on these master leases, and then collects associated sublease rent amounts from its sublessees.

LITIGATION — On June 28, 2001, a class action complaint was filed against the Company in Orange County, California Superior Court by a former employee, who worked in the position of general manager. A second similar class action complaint was filed in Orange County, California Superior Court on December 21, 2001, on behalf of another former employee who worked in the positions of general manager and assistant manager. The Company classifies both positions as exempt. The former employees each purport to represent a class of former and current employees who are allegedly similarly situated. These cases currently involve the issue of whether employees and former employees in the general and assistant manager positions who worked in the California restaurants during specified time periods were misclassified as exempt and deprived of overtime pay. In addition to unpaid overtime, these cases seek to recover waiting time penalties, interest, attorneys' fees and other types of relief on behalf of the current and former employees that these former employees purport to represent.

The Company believes these cases are without merit and intends to vigorously defend against the related claims. These cases are in the early stages of discovery, and the status of the class action certification is yet to be determined for both suits. The two cases have been consolidated into one action. The Company continues to evaluate results in similar proceedings and to consult with advisors with specialized expertise. The Company is presently unable to predict the probable outcome of this matter or the amounts of any potential damages at issue. An unfavorable outcome in this matter or a significant settlement could have a material impact on the Company's financial position and results of operations.

The Company is unaware of any other litigation that could have a material adverse effect on its results of operations, financial position or business.

6 COMMITMENTS AND CONTINGENCIES (continued)

EMPLOYEE SAVINGS PLAN — The Company has a defined contribution 401(k) plan. This plan allows eligible employees to contribute a percentage of their salary, subject to annual limits, to the plan. The Company matches 25% of each eligible employee's contributions up to 6% of gross salary. The Company's contributions vest over a five-year period. The Company contributed $65,000, $86,000 and $60,000 for fiscal years 2003, 2002 and 2001, respectively.

7 INCOME TAXES

The components of the income tax (expense) benefit for fiscal years 2003, 2002 and 2001 are as follows (in thousands):

	2003	2002	2001
Federal (expense) benefit:			
Current	$ 220	$ (105)	$ 509
Deferred	745	(1,450)	2,566
State (expense) benefit:			
Current	57	(71)	89
Deferred	201	(372)	703
Total income tax (expense) benefit	$ 1,223	$ (1,998)	$ 3,867

The income tax (expense) benefit differs from the federal statutory rate because of the effect of the following items for fiscal years 2003, 2002 and 2001:

	2003	2002	2001
Statutory rate	34.0%	(34.0)%	34.0%
State income taxes, net of federal benefit	5.4	(5.8)	5.0
Non-deductible items	0.0	(0.2)	(1.7)
Other	(0.2)	0.2	0.2
Effective tax (expense) benefit rate	39.2%	(39.8)%	37.5%

Deferred income taxes are provided to reflect temporary differences in the basis of net assets for income tax and financial reporting purposes, as well as available tax credit carryforwards.

The tax-effected temporary differences and credit carryforwards comprising the Company's deferred income taxes as of December 28, 2003 and December 29, 2002 are as follows (in thousands):

	2003	2002
Reserves currently not deductible	$ 766	$ 910
Deferred rent	986	844
Federal credits	614	658
Difference between book and tax basis of property	146	(228)
Net operating losses	658	125
State taxes	(249)	(145)
Deferred compensation	251	219
Deferred income	153	—
Other	(60)	(70)
Net deferred income tax asset	$ 3,265	$ 2,313
Net current deferred income tax liability	$ (76)	$ (90)
Net non-current deferred income tax asset	$ 3,341	$ 2,403

7 INCOME TAXES (continued)

As of December 28, 2003, the Company has federal and state net operating loss carryforwards available to offset future taxable income of approximately $1.5 million and $1.8 million, respectively. These federal and state net operating loss carryforwards expire at various dates beginning in 2023 and 2008, respectively. The Company also has federal credit carryforwards available to offset future tax liabilities of approximately $614,000.

8 STOCKHOLDERS' EQUITY

STOCK OPTIONS AND PURCHASE PLANS

I) 1995 STOCK OPTION/STOCK ISSUANCE PLAN — On May 30, 1996, the stockholders of the Company approved the 1995 Stock Option/Stock Issuance Plan (the "1995 Plan"). The 1995 Plan superseded and incorporated all options outstanding under the 1993 Stock Option Plan. The 1995 Plan provided for the issuance of incentive and nonstatutory options and for the purchase of common stock for eligible individuals. The Board of Directors administered the 1995 Plan. Each option granted under the 1995 Plan has a maximum term of either five or ten years (depending on stock ownership) and is subject to earlier termination in the event of the optionee's termination of service. The 1995 Plan was incorporated into the 1999 Stock Incentive Plan.

II) 1998 STOCK OPTION/STOCK ISSUANCE PLAN — On March 27, 1998, the stockholders of the Company approved the 1998 Stock Option/Stock Issuance Plan (the "1998 Plan"). The 1998 Plan provided for the issuance of incentive and nonstatutory options and for the purchase of common stock for eligible individuals. The Board of Directors administered the 1998 Plan. The stock issuable under the 1998 Plan is shares of authorized but unissued or reacquired stock. Each option granted under the 1998 Plan has a maximum term of either five or ten years (depending on stock ownership) and is subject to earlier termination in the event of the optionee's termination of service. The 1998 Plan was incorporated into the 1999 Stock Incentive Plan.

III) 1999 STOCK INCENTIVE PLAN — On March 18, 1999 and March 24, 1999, the Board of Directors and the stockholders, respectively, of the Company approved the 1999 Stock Incentive Plan (the "1999 Plan"). All outstanding options under the 1995 Stock Option/Stock Issuance Plan and the 1998 Stock Option/Stock Issuance Plan (collectively, the "predecessor plans") were incorporated into the 1999 Plan. No further grants will be made under the predecessor plans. Except as otherwise noted below, new grants made under the 1999 Plan have substantially the same terms as options previously granted under the predecessor plans.

The stock issuable under the 1999 Plan shall be shares of authorized but unissued or reacquired common stock, including shares repurchased by the Company on the open market. A total of 2,496,179 shares of common stock have been authorized for issuance under the 1999 Plan, which includes the shares subject to outstanding options under the predecessor plans. The number of shares of common stock reserved for issuance under the 1999 Plan will automatically increase on the first trading day in January each year. The increase will be equal to 3% of the total number of shares of common stock outstanding as of the last trading day in December of the preceding year, not to exceed 450,000 shares in any given year. An additional 300,000 shares were authorized by shareholder approval in June 2002. In addition, no participant in the 1999 Plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 500,000 shares of common stock in the aggregate per calendar year. Each option shall have a maximum term of either five or ten years, depending on the related program, and is subject to earlier termination in the event of the optionee's termination of service. Options granted under the 1999 Plan generally become exercisable 20% after one year of service and then the remaining 80% ratably over the second through fifth years of service.

The 1999 Plan is divided into five separate components: (1) the discretionary option grant program, (2) the stock issuance program, (3) the salary investment option grant program, (4) the automatic option grant program, and (5) the director fee option grant program.

The discretionary option grant and stock issuance programs provide for the issuance of incentive and nonstatutory options for eligible employees. The option exercise price per share is fixed by the 1999 Plan administrator in accordance with the following provisions: (1) the exercise price shall not be less than 100% of the fair market value per share of the common stock on the date of grant, and (2) if the person to whom the option is granted is a 10% stockholder, then the exercise price per share shall not be less than 110% of the fair market value per share of the common stock on the date of grant. Each option shall be exercisable at such time or times, during such period and for such number of shares as shall be determined by the 1999 Plan administrator as set forth in the related individual option agreements. The purchase price for stock issuances is determined by the 1999 Plan administrator and shall not be less than 100% of the fair market value of a share of common stock at the time of issuance.

8 STOCKHOLDERS' EQUITY (continued)

The salary investment option grant program, if activated, would be available to executive officers and other highly compensated eligible employees. The participants may elect, prior to the start of a calendar year, to reduce their base salary by a specific dollar amount not less than $10,000 nor more than $50,000. The options will be exercisable at a price equal to one-third of the fair market value of the common stock at grant date. The options will vest monthly for one year and are subject to full and immediate vesting upon certain changes in ownership of the Company.

The automatic option grant program is available to non-employee board members. Eligible individuals will automatically receive an option grant for 25,000 shares on the date of joining the board providing that they have not been previously employed by the Company. In addition, at the date of each annual meeting of stockholders, each non-employee board member will automatically be granted an option to purchase 5,000 shares of common stock, provided that the individual has served on the board for at least six months. All grants under the automatic option grant program vest immediately upon issuance. The exercise price per share shall be equal to 100% of the fair market value of the common stock on the date of grant.

The director fee option grant program allows, if activated, for non-employee board members to apply any of their annual retainer fees to the acquisition of a special option grant. The options will be exercisable at a price equal to one-third of the fair market value of the common stock at the grant date. The options will vest monthly for one year and are subject to full and immediate vesting upon certain changes in ownership of the Company.

The board may amend or modify the 1999 Plan at any time, subject to any required stockholder approval. The 1999 Plan will terminate at the earliest of (1) March 17, 2009, (2) the date on which all shares available for issuance under the 1999 Plan have been issued as fully-vested shares or (3) the termination of all outstanding options in connection with certain ownership changes.

IV) 1999 EMPLOYEE STOCK PURCHASE PLAN — On March 18, 1999 and March 24, 1999, the Board of Directors and stockholders, respectively, approved the 1999 Employee Stock Purchase Plan ("ESPP"). The ESPP became effective upon the execution of the underwriting agreement and pricing of the common stock with respect to the Company's initial public offering. The ESPP allows eligible employees, as specified in the ESPP, to purchase shares of common stock in semi-annual intervals through payroll deductions under this plan. The accumulated payroll deductions will be applied to the purchase of shares on the employee's behalf at a price per share equal to 85% of the lower of (1) the fair market value of the Company's common stock at the date of entry into the current offering period or (2) the fair market value on the purchase date. An initial reserve of 200,000 shares of common stock has been authorized for issuance under the ESPP. The Board of Directors may alter, suspend or discontinue the ESPP. However, certain amendments to the ESPP may require stockholder approval. There was no activity under the ESPP during fiscal years 2003, 2002 and 2001.

DEFERRED COMPENSATION

Total deferred compensation for fiscal 1998 and 1999 grants less forfeitures was recorded ratably over the vesting period of the respective options. The Company recorded $43,000 and $50,000 of compensation expense associated with these option grants for fiscal years 2002 and 2001, respectively. These option grants were fully amortized as of December 29, 2002.

In October 2001, the Company granted common stock options for the purchase of 50,000 shares of common stock to a non-employee board member for consulting services. Total deferred compensation for the grant was being recorded ratably over the service period of the consulting agreement. The Company recorded $162,000 and $30,000 of compensation expense associated with this option grant during fiscal years 2002 and 2001, respectively. This option grant was fully amortized as of December 29, 2002.

On June 14, 2002, the Company granted common stock options for the purchase of 50,000 shares of common stock to a non-employee board member for consulting services. Total deferred compensation for the grant was recorded ratably over the service period of the consulting agreement. The Company recorded $75,000 and $88,000 of compensation expense associated with this option grant during fiscal years 2003 and 2002, respectively. This option grant was fully amortized as of December 28, 2003.

The Company adopted a non-employee deferred compensation plan on March 6, 2003. Under this plan, non-employee directors may defer fees into either a cash account or into discounted options under our 1999 Stock Incentive Plan. Any deferrals into cash will be credited to a cash account that will accrue earnings at an annual rate of 2% above the prime lending rate. At the time of election a participant must choose the dates on which the cash benefit will be distributed. Distributions will be made on options the later of the January 15 of the year following the date the participant's board service terminates or six months from the date of termination. Alternatively, a participant may elect to be paid in up to ten (10) annual installments after board service terminates. Any deferral for the acquisition of discounted stock options will be such that the price to exercise the option will be 33 1/3% of the fair market value of the stock on the option grant date.

8 STOCKHOLDERS' EQUITY (continued)

The following is a summary of stock option activity for fiscal years 2001, 2002 and 2003:

	Shares		Weighted
	Options Available for Grant	Options Outstanding	Average Exercise Price Per Share
Balance at January 1, 2001	296,667	1,039,234	$ 6.91
Authorized	266,833	—	$ —
Granted	(519,916)	519,916	$ 4.23
Exercised	—	(28,346)	$ 1.66
Forfeited	203,470	(203,470)	$ 6.64
Balance at December 30, 2001	247,054	1,327,334	$ 6.02
Authorized	567,684	—	$ —
Granted	(580,979)	580,979	$ 6.88
Exercised	—	(127,328)	$ 2.98
Forfeited	416,930	(416,930)	$ 7.18
Balance at December 29, 2002	650,689	1,364,055	$ 6.31
Authorized	271,571	—	$ —
Granted	(628,450)	628,450	$ 5.59
Exercised	—	(53,087)	$ 3.23
Forfeited	248,458	(248,458)	$ 5.93
Balance at December 28, 2003	542,268	1,690,960	$ 6.20
Exercisable, December 30, 2001		574,173	$ 6.22
Exercisable, December 29, 2002		623,192	$ 6.24
Exercisable, December 28, 2003		699,960	$ 6.47

The pro forma compensation costs presented in Note 1 were determined using the weighted average fair values at the date of grant for options granted during 2003, 2002 and 2001 of $3.69, $4.45 and $2.93 per share, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Years		
	2003	2002	2001
Expected dividend	None	None	None
Expected stock price volatility	66%	66%	70%
Risk-free interest rate	3.3%	4.0%	4.0%
Expected lives of options	5 years	5 years	5 years

The estimated fair value of options granted is subject to the assumptions made, and if the assumptions changed, the estimated fair value amounts could be significantly different.

The following table summarizes information as of December 28, 2003 concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.00 – $ 4.97	419,585	8.14	$ 4.28	198,211	$ 3.71
$ 5.00 – $ 6.50	902,141	8.90	$ 6.19	202,344	$ 6.20
$ 7.00 – $ 9.00	297,234	5.84	$ 7.93	231,439	$ 7.95
$10.00 – $15.60	72,000	5.47	$ 10.31	67,966	$ 10.30
	1,690,960	8.03	$ 6.20	699,960	$ 6.47

9 EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share in accordance with SFAS No. 128 is as follows (in thousands, except per share data):

	Fiscal Years		
	2003	2002	2001
Numerator			
Basic:			
Net income (loss)	$ (1,901)	$ 3,019	$ (6,457)
Denominator			
Basic:			
Weighted average common shares outstanding	9,093	9,017	8,920
Diluted:			
Effect of dilutive securities:			
Common stock options	—	120	—
Total weighted average common and potential common shares outstanding	9,093	9,137	8,920
Income (loss) per share:			
Basic	$ (0.21)	$ 0.33	$ (0.72)
Diluted	$ (0.21)	$ 0.33	$ (0.72)

For fiscal years 2003 and 2001, common stock options of 1,690,960 and 1,327,334, respectively, were not included in the computation of diluted earnings per share as their impact would have been anti-dilutive.

10 SEGMENT INFORMATION

The Company owns and operates high-quality, quick-casual Mexican restaurants under the name "Rubio's Fresh Mexican Grill" with restaurants primarily in California, Arizona, Nevada, Colorado, Oregon and Utah. In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", the Company currently considers its business to consist of one reportable operating segment.

11 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly financial data (in thousands, except per share data) for fiscal 2003 and 2002 was as follows:

	Fiscal 2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 30,466	$ 31,449	$ 32,666	$ 30,409
Operating income (loss)	$ 104	$ (5,252)	$ 1,417	$ 613
Net income (loss)	$ 56	$ (3,147)	$ 836	$ 354
Basic net income (loss) per share	$ 0.01	$ (0.35)	$ 0.09	$ 0.04
Diluted net income (loss) per share	$ 0.01	$ (0.35)	$ 0.09	$ 0.04

	Fiscal 2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 29,878	$ 30,701	$ 30,799	$ 28,185
Operating income	$ 712	$ 1,888	$ 2,202	$ 229
Net income	$ 427	$ 1,128	$ 1,316	$ 148
Basic net income per share	$ 0.05	$ 0.13	$ 0.15	$ 0.02
Diluted net income per share	$ 0.05	$ 0.12	$ 0.14	$ 0.02

Net income (loss) per share is computed independently for each of the quarters presented and therefore may not sum to the annual amount for the year.

Forward-Looking Statements

This annual report contains projections, estimates and other forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are principally contained in the letters to stockholders at the beginning of this report and in the Management's Discussion and Analysis of Financial Condition and Results of Operations beginning of page 5 of this report. In some cases, you can identify forward-looking statements by terms such as may, will, should, expect, plan, intend, forecast, anticipate, believe, estimate, predict, potential, continue or the negative of these terms or other comparable terminology. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We refer you to the documents we file from time to time with the Securities and Exchange Commission, including our most recent Form 10-K for the year ended December 28, 2003, and Forms 10-Q subsequently filed. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or other forward-looking statements. Such factors include, but are not limited to, factors impacting our expectations regarding earnings per share, comparable sales growth and revenue, increased product costs, labor expense and other restaurant costs, the success of our promotions and marketing strategies, litigation and settlement costs, changes in the economic and geopolitical environment, changes in consumer preferences and tastes for our product, our ability to recruit and retain qualified personnel, adverse affects of weather, adequacy of reserves related to closed stores or stores to be sold, increased depreciation, asset writedowns or implementation costs related to our marketing and concept positioning initiatives, our ability to implement a franchise strategy, our ability to open additional or maintain existing restaurants in the coming periods, food commodity prices, competition, and governmental actions regarding minimum wage. While this outlook represents our current judgment on the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested below. We undertake no obligation to release publicly the results of any revisions or updates to these forward-looking statements to reflect events or circumstances arising after the date of this annual report.

Dividend Policy

Since our initial public offering in May 1999, we have not declared or paid any cash dividends on our common stock. We currently intend to retain all earnings for the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

BOARD OF DIRECTORS

Ralph Rubio,
Chairman, Rubio's Restaurants, Inc.

Kyle Anderson,
Managing Member, Rosewood Venture Group
(Investment Management)

Timothy Ryan,
Former President/CEO, Diedrich Coffee, Inc.
(Coffee Company)

Craig Andrews,
Partner, Heller Ehrman White & McAuliffe LLP
(Law Firm)

Jack W. Goodall,
Former Chairman, Jack in the Box Inc.
(Restaurant)

Loren Pannier,
Former Chief Financial Officer, CKE Restaurants Inc.
(Restaurant)

EXECUTIVE MANAGEMENT

Ralph Rubio,
Chief Executive Officer

Sheri Miksa,
President and Chief Operating Officer

John Fuller,
Chief Financial Officer

Tim Hackbardt,
Vice President of Marketing

LEGAL COUNSEL

Heller Ehrman White & McAuliffe LLP
4350 La Jolla Village Drive, 7th Floor,
San Diego, California 92122
(858) 450-8400

REGISTRAR AND TRANSFER AGENT

U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200, Glendale, California 91204
(818) 502-1404

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
701 "B" Street
Suite 1900
San Diego, California 92101
(619) 232-6500

FORM 10-K

A copy of the Company's 2003 annual report on Form 10-K is available without charge by writing to Anne Willmont of the Investor Relations department at the restaurant support center. Requests can also be sent via email to: IR@rubios.com. The Form 10-K can also be found on our website at www.rubios.com.

FRANCHISE INFORMATION

Inquiries regarding franchise opportunities can be sent in writing to the Franchise Dept. at the restaurant support center. Requests can also be sent via e-mail to FranchiseDepartment@rubios.com.

STOCK TRADING DATA

The Company's stock began trading on the NASDAQ National Market on May 21, 1999, under the symbol RUBO.

The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock for each quarter of our two most recent fiscal years, as regularly reported on the Nasdaq National Market. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	High	Low
First Quarter 2002	$ 6.10	$ 3.26
Second Quarter 2002	$ 9.60	$ 5.50
Third Quarter 2002	$ 8.95	$ 5.45
Fourth Quarter 20002	$ 6.98	$ 4.50
First Quarter 2003	$ 6.29	$ 4.51
Second Quarter 2003	$ 5.35	$ 4.50
Third Quarter 2003	$ 5.68	$ 4.79
Fourth Quarter 2003	$ 6.27	$ 4.93

As of March 15, 2004 there were approximately 6,622 beneficial stockholders of our common stock, including 388 holders of record.

INQUIRIES

Correspondence regarding stock transfer requirements, address changes and lost certifications should be sent to the Transfer Agent. Other inquiries should be directed to Investor Relations at the corporate office.

ANNUAL MEETING

July 29, 2004
10:00 a.m. Pacific Daylight Savings Time
Edwards Theatres
1180 West San Marcos Blvd.
San Marcos, California 92069

WORLD WIDE WEB ADDRESS

www.rubios.com

Company, product, financial and stockholder information, including press releases, quarterly earning announcements, and periodic and current SEC reports are available at the Rubio's Restaurants, Inc. web site.

RESTAURANT SUPPORT CENTER

Rubio's Restaurants, Inc.
1902 Wright Place, Suite 300
Carlsbad, California 92008
(760) 929-8226, Fax (760) 929-8203


WORLD FAMOUS FISH TACO


stay true to Baja.


STREET TACO℠ COMBO


GRILLED GRANDE BOWL


HEALTHMEX® BURRITO




Rubio's
FRESH
MEXICAN GRILL

Rubio's®
FRESH MEXICAN GRILL

WWW.RUBIOS.COM